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                              September 29, 2023

       Edward J. Shoen
       President and Chairman of the Board
       U-Haul Holding Company
       5555 Kietzke Lane, Suite 100
       Reno, Nevada 89511

                                                        Re: U-Haul Holding
Company
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed July 7, 2023
                                                            File No. 001-11255

       Dear Edward J. Shoen:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed July 7, 2023

       Pay versus Performance, page 11

   1. Please identify each named executive officer included in the calculation of average non-
                                                        PEO named executive
officer compensation, and the fiscal years in which such persons are included. You may
provide this information in a footnote to the pay versus
                                                        performance table. See
Regulation S-K Item 402(v)(3).
   2. Refer to the reconciliation table in footnote (3) to your pay versus performance table. It is unclear what amounts
are reflected in the row titled "Change in Value of Prior Equity
                                                        Awards." Specifically,
there are two separate subsections of Item 402(v)(2)(iii)(C)(1) that require change in fair
value calculations, each with different measurement end dates, and these amounts must be
separately disclosed. Please ensure that your disclosure shows each of the numerical
amounts deducted and added to calculate compensation actually paid, as required by
Regulation S-K Item 402(v)(3), and to make clear the dates from and to which changes in
fair value are measured. For guidance, refer to Regulation S-K
                                                        Compliance and
Disclosure Interpretations Questions 128D.03 and 128D.04.
   3. We note footnote (4) to your pay versus performance table states that the Dow Jones U.S.
                                                        Total Index is your
peer group for purposes of your total shareholder return comparison.
                                                        This index appears to
be a broad equity market index used for purposes of Regulation S-K
                                                        Item 201(e)(1)(i) and
not the index or issuers used by you for purposes of Regulation S-K
 Edward J. Shoen
U-Haul Holding Company
September 29, 2023
Page 2
         Item 201(e)(1)(ii). Please ensure that your peer group total shareholder return column and related disclosure uses the same index or issuers used for purposes of Regulation S-K Item
         201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under
         Regulation S-K Item 402(b).
4.       We note that you identify    EBITDA    as your Company-Selected
Measure in the pay
         versus performance table; however, your remaining disclosure refers to Moving and
         Storage EBITDA.    Please ensure that the disclosure required for your
Company-Selected
         Measure refers to the same measure throughout. Please note that while you may voluntarily provide supplemental measures of compensation or financial performance, any such additional disclosure "must be clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus
         Performance, Release No. 34   95607 (Aug. 25, 2022) [87 FR 55134
(Sept. 8, 2022)] at
         Section II.F.3.
       Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any questions.



FirstName LastNameEdward J. Shoen                             Sincerely,
Comapany NameU-Haul Holding Company
                                                              Division of
Corporation Finance
September 29, 2023 Page 2                                     Disclosure Review
Program
FirstName LastName